UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Fantasy Sports Company

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   July 2, 2015

Physical address of issuer
6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011

Website of issuer
https://www.fantasysportsco.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed 3 Preferred Stock

Target number of Securities to be offered
20,154

Price (or method for determining price)
$1.2405

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$3,500,000

Deadline to reach the target offering amount
July 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$262,592	$279,086
Cash & Cash Equivalents	$199,875	$219,366
Accounts Receivable	$62,217	$59,220
Short-term Debt	$51,558	$63,070
Long-term Debt	$0	$0
Revenues/Sales	$858,680	$851,560
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($20,493)	($288,976)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Audited Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
May 28, 2021

Fantasy Sports Company



Up to $3,500,000 of Series Seed 3 Preferred Stock

This Form C Amendment is being filed is to replace the Company's reviewed financial statements with audited financial statements, with corresponding updates to the disclosures as seen on pages 3, 10, and 13. This Amendment also increases the Maximum Offering Amount under Reg CF to $3,500,000 from $1,070,000. This Form C Amendment is also providing notification that the Company intends to conduct an early completion of their Combined Offerings per the date specified below. All investments made prior to the filing of this notice will be provided at least five business days advance notice ahead of the new offering completion date.

Fantasy Sports Company ("Fantasy Sports", the "Company," "we," "us", or "our"), is offering up to $3,500,000 worth of Series Seed 3 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $25,000 by July 31, 2021, or such earlier date as determined by the Company (the "Termination Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $330,000 under the Combined Offerings (the "Closing Amount") by the Termination Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 16, 2021 (the "New Subscription End Date"), will be permitted to increase their subscription amount at any time on or the Termination Date. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the New Subscription End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $3,500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $999.84 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at www.fantasysportsco.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/fantasy.sports

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Fantasy Sports Company ("the Company") was incorporated on July 2, 2015 under the laws of the State of Delaware, and is headquartered in Carlsbad, CA.

The Company is located at 6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011.

The Company's website is https://www.fantasysportsco.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/fantasy.sports and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed 3 Preferred Stock being offered	$25,000
Maximum amount of Series Seed 3 Preferred Stock	$3,500,000
Purchase price per Security	$1.2405
Minimum investment amount per investor	$999.84
Offering deadline	July 31, 2021
Use of proceeds	See the description of the use of proceeds on page 12, 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 13, 16 and 17 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive market space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new customers or clients or renew customer or client subscriptions or contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their customers. Their customers may be able to seek price reductions from them when they renew a contract or subscription, when a contract or subscription is extended, or when the client's business or customer's use has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company conducts business in a heavily regulated industry. If the Company fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for the rest of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro-rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for one of its prior offering of securities in 2015. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed 3 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed 3 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed 3 Preferred Stock. Because the Series Seed 3 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed 3 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed 3 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed 3 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 64.0% of the Company on a fully-diluted basis. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed 3 Preferred Stock may be subject to dilution. Purchasers of Series Seed 3 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed 3 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed 3 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed 3 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed 3 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Fantasy Sports Company, Inc. was originally incorporated on July 2, 2015 in the state of Delaware.

Fantasy Sports Company (FSC) was founded to fill the missing gap between fantasy sports stats and game providers. As a champion of the "common man", the easy-to-read lineups are derived from proprietary algorithms and take into account 100+ unique factors including weather, stadium, competitive and historical performances of individual players. Fantasy Sports Company is the leader in mobile daily fantasy sports tools which includes their LineStarTM apps that have more than 1,000,000+ registered users.

FSC offers personalized optimal lineups for DraftKings, FanDuel, and Yahoo. FSC assists customers in making the right game-time decision with minimal effort. It's like having access to your very own sports expert in the palm of your hand. Available in the form of mobile app downloads, or as a web service, Fantasy Sports Co. does the heavy lifting for thousands of fantasy sports players.

Business Overview and Plan

Sports fans love sports-betting and although it's not legal in most of the U.S. and placing bets is difficult for most players, an estimated $150B is wagered illegally each year. However, this has been changing since the U.S. Supreme Court legalized sports gambling in 2018 and now the legal industry is expected to grow from $1.5B to $81B by 2030.

New Jersey, New York, Michigan, and over 40% of all U.S. states are live or about to legalize sports gambling. We are primed to take advantage of this policy shift. The legalization of sports gambling only happens once and we believe we have a winning plan.

At Fantasy Sports Co. (FSC), we are huge sports fans and created LineStar, a comprehensive Daily Fantasy Sports product that covers more sports, has a wider array of data & tools and is priced more affordably than our competitors. We also created TrackWiz to give horse racing fans digital access to race stats, odds, and expert picks.

Our goal is to help you win at sports betting! We have a base of 500K sports fans, over 800K downloads, a 4.5-star rating on our apps from 7K+ reviews, and cover more sports than other players in the market. We generated $750K of revenue in 2020 from subscription & pay-to-play products.

Now, FSC is about to release our next key idea in the online sports betting world, a rewards program that lets you get up to 10% back on all your bets, win or lose! It's called BetFully and it's already growing support from our fans. BetFully is designed in a similar way as successful affiliate programs like Honey, eBates, ibotta, & RetailMeNot; but we focus on sports betting and online casinos. Just register with BetFully for free and use any participating operator to place your bets, BetFully automatically tracks your rewards and rebates. BetFully generates revenue from operators and then the rewards are shared with users, so we all win!

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.53% of the proceeds, or $34,750, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.79% of the proceeds, or $272,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Existing Product Development	30%	30%	15%
New Product Development	40%	40%	30%
Marketing Budget	10%	10%	30%
Sales Budget	10%	10%	15%
Operations	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Erik Groset	Co-founder & CEO	Responsible for Fantasy Sports Co.'s executive decisions, client relations, and strategy management
Peter Groset	Co-founder & CTO	Responsible for Fantasy Sports Co.'s technical operation and leads product and development
Rick Hernandez	Board of Directors	Responsible for Fantasy Sports Co.'s key board decisions and strategic advisement and initiatives
Tom Peterson	Board of Directors	Responsible for Fantasy Sports Co.'s key board decisions and strategic advisement and initiatives

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to Offering on fully-diluted basis	Other material terms
Common Stock	10,000,000	Yes	N/A	65.29%	N/A
Series Seed 1 Preferred Stock	1,923,000	Yes	N/A	12.56%	Liquidation and voting rights as set in the COI
Series Seed 2 Preferred Stock	1,398,207	Yes	N/A	9.13%	Liquidation and voting rights as set in the COI
Common Stock Options	1,995,000	Yes, if exercised	N/A	13.03%	N/A

The Company has the following debt outstanding:

During the year 2020, the Company received $114,200 in PPP loan funding as a result of COVID-19. As of December 31, 2020, the Company applied for the loan forgiveness and received it. There are no current long-term liabilities of the Company.

The Company maintains a level of credit card liabilities during the normal course of business operations. As of December 31, 2020 and December 31, 2019, the amount of credit card liability was $9,823 and $15,920, respectively. Please see more detail in the Audited Financials report in Exhibit B.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount of shares they own and percentage ownership on a fully diluted basis.

Name	Number and type/class of security held	Percentage ownership
Peter Groset	6,400,000 Common Stock Shares	41.79%
Erik Groset	3,400,000 Common Stock Shares	22.20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Fantasy Sports Company ("the Company") was incorporated on July 2, 2015 under the laws of the State of Delaware, and is headquartered in Carlsbad, CA.

The Company is located at 6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011.

FSC offers personalized optimal lineups for DraftKings, FanDuel, and Yahoo. FSC assists customers in making the right game-time decision with minimal effort. Fantasy Sports Co. offers different applications allowing users to make informed decisions and sports games, and are available in the form of mobile app downloads, or as a web service.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $154,000 in cash on hand as of February 28, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $19,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Offering
Series Seed I Financing Round	July 8, 2015	Regulation D 506(b)	Series Seed Preferred Stock	1,923,000	Continuing working capital
Series Seed II Financing Round	April 3, 2018	Regulation D 506(b)	Series Seed 2 Preferred Stock	1,398,207	Continuing working capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed 3 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $330,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $999.84. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Investors who invest $50,000 or greater in the Offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series Seed 3 Preferred Units by a key holder, if the Company does not exercise that right.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed 3 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

The Company has issued two prior series of Preferred Stock, denoted as Series Seed Preferred Stock and Series Seed 2 Preferred Stock.

The Company is issuing Series Seed 3 Preferred Stock in this Offering. The rights and provisions of each series of Series Seed Preferred Stock are identical, and are described below, unless otherwise stated below.

Dividend Rights
Holders of any outstanding series of Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The holders of each series of Preferred Stock shall have the same right to vote or act on all matters on which the holders of Common Stock have the right to vote or act and the holders of each series of Preferred Stock shall be entitled to notice of any stockholders' meeting or action as to such matters on the same basis as the holders of Common Stock, and the holders of Common Stock and each series of Preferred Stock shall vote together or act together thereon as if a single class on all such matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of each series of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded downward to the nearest whole number.

The holders of record of shares of Preferred Stock, voting together as a single class and not as separate series, and on an as-converted basis, exclusively shall be entitled to elect two directors of the Corporation (the "Preferred Directors"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation. All other directors of the Corporation shall be elected by the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any director elected may be removed with or without cause only by the affirmative vote or written consent of the holders of the shares of the class, series or classes of stock entitled to elect such director or directors. If the holders of shares of a class or classes or series of stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the applicable class, series or classes of stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series.

No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115(b) of the California General Corporation Law. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may accumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to accumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may accumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of each of our series of Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of our series of Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
All shares of Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed 3 Preferred Stock Investment Agreement and Transaction Agreements
Under the Series Seed 3 Preferred Stock Investment Agreement and its exhibits as Transaction Agreements (collectively referred to as the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed 3 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed 3 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed 3 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed 3 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed 3 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Erik Groset
_____
(Signature)

Erik Groset
_____
(Name)

Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Erik Groset
_____
(Signature)

Erik Groset
_____
(Name)

Founder & CEO
_____
(Title)

May 28, 2021
_____
(Date)

/s/Peter Groset
_____
(Signature)

Peter Groset
_____
(Name)

Founder & CTO
_____
(Title)

May 28, 2021
_____
(Date)

/s/Rick Hernandez

(Signature)

Rick Hernandez

(Name)

Board Member

(Title)

May 28, 2021

(Date)

/s/Tom Peterson

(Signature)

Tom Peterson

(Name)

Board Member

(Title)

May 28, 2021

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

FANTASY SPORTS COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Fantasy Sports Company
Carlsbad, California

Opinion

We have audited the financial statements of Fantasy Sports Company. which comprise the balance sheets as of Inception as of December 31, 2020 and December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows as of December 31, 2020 and December 31, 2019, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fantasy Sports Company. as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fantasy Sports Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fantasy Sports Company ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fantasy Sports Company, Inc. internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fantasy Sports Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 23, 2021

Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	199,875	$	219,366
Accounts receivable		62,217		59,220
Total current assets		262,092		278,586
Security deposits		500		500
Total assets	$	262,592	$	279,086
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Deferred Revenue		41,735		47,150
Credit Card		9,823		15,920
Total current liabilities		51,558		63,070
Total liabilities		51,558		63,070
STOCKHOLDERS EQUITY				
Common Stock		11,235		11,235
Preferred Stock Series Seed I		1,923		1,923
Preferred Stock Series Seed II		1,398		1,398
Additional Paid In Capital (APIC)		555,100		539,588
Retained earnings/(Accumulated Deficit)		(358,623)		(338,129)
Total stockholders' equity		211,034		216,016
Total liabilities and stockholders' equity	$	262,592	$	279,086

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	858,680	$	851,560
Cost of goods sold		-		-
Gross profit		858,680		851,560
Operating expenses				
General and administrative		357,907		379,362
Salaries and employee benefits		590,172		699,444
Sales and marketing		54,290		61,730
Total operating expenses		1,002,369		1,140,536
Operating income/(loss)		(143,689)		(288,976)
Interest expense		132		-
Other Loss/(Income)		(123,328)		(0)
Income/(Loss) before provision for income taxes		(20,493)		(288,976)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(20,493)	$	(288,976)

See accompanying notes to financial statements.

(in , $US)	Common Stock		Preferred Stock Series Seed I		Preferred Stock Series Seed II		Additional Paid in Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount	Shares	Amount	Shares	Amount						
Balance—December 31, 2018	**11,235,454**	**$ 11,235**	**1,923,000**	**$ 1,923**	**1,398,207**	**$ 1,398**	**$**	**525,814**	**$**	**(49,153)**	**$**	**491,217**
Shared Based Compensation	-	-	-	-	-	-		13,775				13,775
Net income/(loss)										(288,976)		(288,976)
Balance—December 31, 2019	11,235,454	$ 11,235	1,923,000	$ 1,923	1,398,207	$ 1,398	$	539,589	$	(338,129)	$	216,016
Shared Based Compensation	-	-	-	-	-	-		15,512				15,512
Net income/(loss)										(20,493)		(20,493)
Balance—December 31, 2020	**11,235,454**	**$ 11,235**	**1,923,000**	**$ 1,923**	**1,398,207**	**$ 1,398**	**$**	**555,101**	**$**	**(358,622)**	**$**	**211,035**

See accompanying notes to financial statements.

FANTASY SPORTS COMPANY.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(20,493)	$	(288,976)
Sharebased compensation expense		15,512		13,775
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		(2,997)		(18,442)
Deferred Revenue		(5,416)		47,150
Accounts payable and accrued expenses		-		(12,599)
Credit Cards		(6,097)		15,920
Security deposit		-		(500)
Net cash provided/(used) by operating activities		**(19,491)**		**(243,672)**
Change in cash		(19,491)		(243,672)
Cash—beginning of year		219,366		463,039
Cash—end of year	$	**199,875**	$	**219,366**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	132	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Fantasy Sports Company was originally incorporated on July 2, 2015 in the state of Delaware. The financial statements of Fantasy Sports Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

Fantasy Sports Company (FSC) was founded to fill the missing gap between fantasy sports stats and game providers. As a champion of the "common man", the easy-to-read lineups are derived from proprietary algorithms and take into account 100+ unique factors including weather, stadium, competitive and historical performances of individual players. Fantasy Sports Company is the leader in mobile daily fantasy sports tools which includes their LineStar™ apps that have more than 1,000,000+ registered users.

FSC offers personalized optimal lineups for DraftKings, FanDuel, and Yahoo. FSC assists customers in making the right game-time decision with minimal effort. It's like having access to your very own sports expert in the palm of your hand. Available in the form of mobile app downloads, or as a web service, Fantasy Sports Co. does the heavy lifting for thousands of fantasy sports players.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Fantasy Sports Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company from its App subscriptions through Apple, Google, Paypal and Stripe, and from affiliate partnerships or other partnerships.

Other Income

During the year, the Company received a loan of $114,200 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. As of December 31, 2020, the Company applied for the loan forgiveness and received it. The entire loan forgiveness balance was classified in other income in the accompanying statement of income.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,000,000 shares of common shares class at par value of $0.001. As of December 31, 2020, and December 31, 2019, 11,235,454 of Common Stock have been issued and are outstanding for a consideration of $11,235.

Preferred Stock Series Seed I

The Company is authorized to issue 1,923,000 of preferred stock at $0.001 par value. As of December 31, 2020 and December 31, 2019, 1,923,000 of preferred stock have been issued and are outstanding for a consideration of $1,92

Preferred Stock Series Seed II

The Company is authorized to issue 2,125,280 of preferred stock at $0.001 par value. As of December 31, 2020 and December 31, 2019, 1,398,207 of preferred stock have been issued and are outstanding for a consideration of $1,398.

4.   STOCK-BASED COMPENSATION

During 2015, the Company authorized the Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 897,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options
The granted options had an exercise price of $0.234, expire in ten years, and ranged from vesting over two-year period to four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2019
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	759,546	$ 0.22	7.35
Granted	-	$ -	-
Execised	-	$ -	-
Expired/Cancelled	-	$ 0.22	-
Outstanding at December 31, 2020	759,546	$ 0.22	7.35
Exercisable Options at December 31, 2020	672,046	$ 0.22	7.35

Stock-based compensation expense of $15,512 and $13,775 was recognized during the years ended December 31, 2020 and 2019, respectively. None of the shares were forfeited, expired or exercised as of December 31, 2020 and 2019.

5.   INCOME TAXES

The provision for income taxes for the year ended As of December 31, 2020, and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (8,626)	$ (65,629)
Valuation Allowance	8,626	65,629
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at As of December 31, 2020, and December 31, 2019, as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (155,898)	$ (147,273)
Valuation Allowance	155,898	147,273
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31,2020, the Company had had net operating loss ("NOL") carryforwards of approximately $522,447. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Operating lease

On April 11, 2018 the company entered into a leasing contract with 6120 Paseo Del Notre, LLC for its office premises located in 6120 Paseo Del Notre on second floor. The contract is valid for 3 years and 3 months from the commencement date. The monthly rent is $2,199.45. Lessee shall deposit with Lessor the sum of $788.07.

The following is a schedule of minimum lease payments as of December 31, 2020:

Year	Obligation
2021	$ 19,472
2022	-
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 19,472**

Rent expense was in the amount of $28,674 and $30,320 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through April 23, 2021 the date the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website

FANTASY
SPORTS
COMPANY
Sports Gambling Tech

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Fantasy Sports Co.

Data analytics and consumer rewards platform for sports-betting

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$1,000	$19,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

RESERVE YOUR SPOT IN FANTASY SPORTS CO.

By making a reservation, you are requesting a spot to invest in Fantasy Sports Co.'s upcoming offering. A reservation is non-binding and you may change the amount at any time.

Website: https://www.FantasySportsCo.com

Fantasy Sports Co. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Key investors include Social Leverage (VC) and Tech Coast Angels
- Over 500,000 users across all Sports Gambling Tech products including LineStar for Daily Fantasy Sports, TrackWiz for Horse Racing, and BetFully for Sports Gambling (coming soon)
- Achieved $75K in MRR with recurring subscription revenues across all products
- Current banner product, LineStar App, has 6,500+ reviews for an average rating of 4.6 stars across iOS and Android
- Patented technology, agreements with operators like DraftKings, positioned to take advantage of legalization of sports-betting across the U.S.

Fundraise Highlights

- Total Round Size: US $3,500,000
- Raise Description: Seed 3
- Minimum Investment: US $1,000 per investor
- Security Type: Tiered Preferred Equity (SWIFT)
- Pre-Money valuation : US $19,000,000
- Target Minimum Raise Amount: US $1,000,000
- Offering Type: Side by Side Offering

Tiered Pricing

- Purchase Price: US $0.9924 before Apr 16, 2021
- Pricing Discount: **20.0% discount** before Apr 16, 2021
- Pricing Schedule: See Full Schedule

Our platform provides comprehensive sports gambling tools, analytics, and rewards to help our growing base of more than 500K users win more consistently.

Sports fans love sports-betting and although it's not legal in most of the U.S. and placing bets is difficult for most players, an estimated $150B is wagered illegally each year. However, this has been changing since the U.S. Supreme Court legalized sports gambling in 2018 and now the *legal* industry is expected to grow from $1.5B to $81B by 2030.

New Jersey, New York, Michigan, and over 40% of all U.S. states are live or about to legalize sports gambling. We are primed to take advantage of this policy shift. The legalization of sports gambling only happens once and we believe we have a winning plan.

At Fantasy Sports Co. (FSC), we are huge sports fans and created LineStar, a comprehensive Daily Fantasy Sports product that covers more sports, has a wider array of data & tools and is priced more affordably than our competitors. We also created TrackWiz to give horse racing fans digital access to race stats, odds, and expert picks.

Our goal is to help you win at sports betting! We have a base of 500K sports fans, over 800K downloads, a 4.5-star rating on our apps from 7K+ reviews, and cover more sports than other players in the market. We generated ~$750K of revenue in 2020 from subscription & pay-to-play products.

Now, FSC is about to release our next key idea in the online sports betting world, a rewards program that lets you get up to 10% back on all your bets, win or lose! It's called BetFully and it's already growing support from our fans. BetFully is designed in a similar way as successful affiliate programs like Honey, eBates, ibotta, & RetailMeNot; but we focus on sports betting and online casinos. Just register with BetFully for free and use any participating operator to place your bets. BetFully automatically tracks your rewards and rebates. BetFully generates revenue from operators and then the rewards are shared with users, so we all win!

Gallery





Public Overview Video.

Media Mentions



The Team

Founders and Officers



Erik Groset
CEO

Erik Groset is the co-founder and CEO of Fantasy Sports Co. and with the team, has designed and launched some of the most highly rated and popular fantasy sports and sports betting products in the market. He has spent the past decade building successful startups and has been featured on The Ellen Show, Good Morning America, The Today Show, The New York Times, CNET, Inc. Magazine, and many more national media outlets. Mr. Groset serves on the Dean's Advisory Board at California State University San Marcos College of Business Administration to support entrepreneurship and the mission of higher education. In 2012, Mr. Groset was recognized by The White House and President Obama as one of the top 100 entrepreneurs under age 30. Early in his career, Mr. Groset was the co-founder of Zipbuds, a multi-million dollar earphone and headphone company that continues to earn recognition worldwide as an innovative product line. Mr. Groset holds six U.S. Patents and a Bachelor of Science degree in Business Administration and Management from California State University San Marcos.



Peter Groset
CTO

Peter Groset is the co-founder and CTO of Fantasy Sports Co. based in California. As the lead architect and technologist, he helped design and create LineStar, a popular sports application to help fans play and succeed at daily fantasy sports. With over 750K downloads, 6,500+ratings with an average of 4.6 stars across platforms, it is proven to be a popular and highly rated sports betting product. Mr. Groset has worked extensively in engineering roles to design and build wireless mobile solutions using radio frequency technology that consists of WiFi, bluetooth, and wireless USB. Peter Groset holds a Bachelor of Science in Computer Science from California State University San Marcos.

Notable Advisors & Investors



Social Leverage
Investor, VC Firm



Tech Coast Angels
Investor, VC Firm



Howard Lindzon
Advisor, Venture Capitalist, Founder, Angel Investor



Dr. David Chao
Advisor, MD Sports Medicine, Founder



Phil Dixon
Advisor, Executive, 2K Games, Betfair, TVG



Jason Pang
Advisor, Executive, Founder, Entrepreneur, Mentor



Rick Hernandez
Advisor, Executive, Founder, Investor, Mentor, Board Member



Tom Peterson
Advisor, Executive, Founder, Investor, Board Member

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed 3
Round size:	US $3,500,000
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000

Key Terms

Security Type:	Tiered Preferred Equity (SWIFT)
Purchase Price:	US $0.9924 no later than Apr 15, 2021 (20.0% discount)
	US $1.1165 no later than May 13, 2021 (10.0% discount)
	US $1.2405 Final
Pre-Money valuation:	US $19,000,000
Liquidation preference:	1.0x

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Fantasy Sports has set an overall target minimum of US $1,000,000 for the round, Fantasy Sports must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Fantasy Sports's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

- Existing Product Develo...   - New Product Develop...
- Marketing   - Sales   - Operations

- Existing Product Develo...   - New Product Develop...
- Marketing   - Sales   - Operations

Investor Perks

All investors who reserve shares and later convert those shares will receive an exclusive LineStar 2021 Fitted Hat and exclusive LineStar Mug.

Invest $2,000 to $4,999:

Annual Subscription to TrackWiz (valued at $19.99/month)

Early Bird Bonus: If you complete your investment by Friday, April 23rd at 11:59pm ET, you'll receive beta access to BetFully.

Invest $5,000 to $19,999:

In addition to an annual subscription to TrackWiz, you'll receive an annual subscription to LineStar (valued at $19.99/month).

Early Bird Bonus: If you complete your investment by Friday, April 23rd at 11:59pm ET, you'll receive beta access to BetFully.

Invest $20,000 to $49,999:

In addition to annual subscriptions to TrackWiz and LineStar, you'll receive beta access to BetFully.

Early Bird Bonus: If you invest $20,000 or more and complete your investment by Friday, April 23 at 11:59pm ET, you'll receive a 30-min Zoom call w/ CEO Erik Groset to strategize setting up FSC for success.

Invest $50,000 to $99,999:

You'll receive all benefits of the $20,000 tier (annual subscriptions to TrackWiz and LineStar, and beta access to BetFully) plus the opportunity to nominate someone to be a fully legitimate paid part-time FSC Intern. We'll properly train them in the arts for a career in the sports or sports gambling industry and thoroughly challenge them to advance their life goals.

Early Bird Bonus: If you invest $50,000 or more and complete your investment by Friday, April 23rd at 11:59pm ET, you'll have the opportunity to meet w/ Dr. David Chao for a 30-min Zoom session on any sports injury or betting questions you might have.

Invest $100,000+:

You'll receive all benefits of the $50,000 tier plus become eligible for a limited FSC Advisory Investor Group, which will meet quarterly to discuss company progress, business strategy, and market trends. Additionally, you'll have the opportunity to meet w/ Dr. David Chao for a 30-min Zoom session on any sports injury or betting questions you might have.

Please note: All Zoom sessions awarded need to be redeemed within one year of the campaign closing date. All interns nominated to work for FSC must be legally able to work in the United States.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Fantasy Sports Co.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $450,000
Closed Date	Jul 8, 2015
Security Type	Preferred Equity
Pre-Money valuation	US $2,565,000

Seed 2	
Round Size	US $500,000
Closed Date	Apr 3, 2018
Security Type	Preferred Equity
Pre-Money valuation	US $5,000,000

Market Landscape



Legal U.S. Sports Betting: Growth projected to reach $81B by 2030

The world of sports betting and online casinos has been growing at a healthy pace in recent years, but with the recent federal legalization of sports-betting and states moving to legalize at the local level, the market is estimated to grow rapidly -- especially as the $150B that is currently bet *illegally* on sports flips into legal formats and continues to grow.

Estimates predict *legal* U.S. sports wagering will increase to $81B by 2030. Fantasy Sports Co. (FSC) is uniquely positioned to take full advantage of this market shift with the coming launch of BetFully, our consumer sports wagering rewards program. We believe the rush of new consumers in this market will demand the same type of rewards and recognition as the e-commerce world. That's why we think BetFully is positioned to be another market leader by creating a rewards system that follows you and gives you up to 10% back on all your sports betting and online casino play.

BetFully generates revenue from affiliate fees and sponsored promotional campaigns to our community of sports fans. FSC shares a portion of this revenue with BetFully users to reward their play activity or other sponsored actions. BetFully strives to partner with all major gaming platforms so consumers may earn rewards from any participating operator, thus creating a seamless and comprehensive rewards system.

FSC products are already designed for the masses, with affordable subscription fees that are 25% to 50% those of our competitors. We can package products like these with BetFully to offer information to help you win and earn rewards across various gaming operators. We believe we offer the most comprehensive solution in the market.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive market space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new customers or clients or renew customer or client subscriptions or contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their customers. Their customers may be able to seek price reductions from them when they renew a contract or subscription, when a contract or subscription is extended, or when the client's business or customer's use has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company conducts business in a heavily regulated industry. If the Company fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 3-4 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively low. The Company currently has approximately $154,000 in cash balances as of February 28, 2021. This equates to 3-4 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed in the event that it is unable to meet its cash demands, and in this event, the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro-rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has not filed a Form D for one of its prior offering of securities in 2015. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Fantasy Sports Co.'s Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Fantasy Sports Co.'s Form C

Data Room

NAME	LAST MODIFIED	TYPE
〉 ☐ Financials (2 files)	Dec 24, 2020	Folder
〉 ☐ Fundraising Round (1 file)	Dec 24, 2020	Folder
〉 ☐ Investor Agreements (1 file)	Dec 24, 2020	Folder
〉 ☐ Miscellaneous (4 files)	Dec 24, 2020	Folder

Join the Conversation

Be the first to post a comment or question about Fantasy Sports Co..

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Fantasy Sports Co.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Fantasy Sports Co.. Once Fantasy Sports Co. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Fantasy Sports Co. in exchange for your securities. At that point, you will be a proud owner in Fantasy Sports Co..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Fantasy Sports Co. has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Fantasy Sports Co. does not plan to list these securities on a national exchange or another secondary market. At some point Fantasy Sports Co. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Fantasy Sports Co. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Fantasy Sports Co.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Fantasy Sports Co.'s Form C. The Form C includes important details about Fantasy Sports Co.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

FANTASY SPORTS COMPANY

Sports Gambling Tech



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Online Sports Betting is on a 10X Growth Trajectory

Americans Love Sports Betting

$10B [2]

Just in March Madness bets for that single event

$20B [3]

U.S. Sportsbook revenue in first 2 yrs after legalization by U.S. Supreme Court in 2018

$150B [2]

Amount Americans bet illegally every year on sports

The Great Flippening



$81B [1]

Estimated **LEGAL** betting by 2030 from $1.5B in 2020

1: https://thehustle.co/how-to-capitalize-on-the-fast-growing-sports-gambling-industry/
2: https://www.americangaming.org/new/97-of-expected-10-billion-wagered-on-march-madness-to-be-bet-illegally/
3: https://www.cnbc.com/2019/04/27/fanduel-draftkings-race-to-win-150-billion-sports-betting-market.html

The Landmark 2018 U.S. Supreme Court Case Made Sports Betting Legal

40% of States Actively Legalizing*

Forbes

Governor Says He Will Push For Mobile Sports Betting In New York

The New York Times

New Jersey Embraces Sports Gambling, and a Billion-Dollar Business is Born

mlive

Michigan online gaming, sports betting on verge of launch

Legalization is Driving Massive Growth from Billion Dollar Companies [1]











CAESARS ENTERTAINMENT · FANDUEL SPORTSBOOK · DRAFT KINGS · twinspires BET ANYWHERE · TVG

1: https://www.cnn.com/2020/11/13/investing/draftkings-fanduel-earnings/index.html

* Source: https://www.legalsportsreport.com/sportsbetting-bill-tracker/

How do we access this fast growing market and reduce capital and risk of being another new operator?

FANTASY SPORTS COMPANY

At Fantasy Sports Co., our mission is to be the **premier** analytics, rewards, and affiliate platform for the sports betting industry.





Horse
Racing Picks
Made Easy.

Which Horses To
Pick And Why
For Tracks Nationwide

TRACK**WIZ**

HORSE RACING
TRACK**WIZ**







Top-Rated
App for DFS
Players

LINESTAR

Past performance is no guarantee of future results.

We Plan to Dominate Sports Analytics

We already built some of the most popular sports analytic products in the market with **LineStar** and **TrackWiz.**

We created

LineStar



- 750k+ downloads
- 6,500+ reviews
- Avg 4.6 stars
- Covers more sports: NFL, NBA, MLB, NHL, PGA, WNBA, CS:GO, LoL, NCAA Basketball/Football for daily fantasy
- $19.99/mo for all features







FANTASY SPORTS COMPANY

We released

TrackWiz

TRACKWIZ
HORSE RACING

- Bringing tech to horse racing
- 180+ reviews
- Avg 4.3 stars
- Live expert picks
- Horse racing 24/7
- $19.99/mo includes expert picks







Horse Racing Picks
Made Easy.
TRACKWIZ
Which Horses To Pick And Why For Tracks Nationwide

Expert Insight and Betting Advice
Winner!
Leading Indicator
87.1
Alerts for Leading Indicator
Horse is featured in today's Top Horses with a 87.08 TrackWiz rating
Ranked 2nd for recent race speed at 12.34 sec/furlong.
4 wins and placed in 11 of 14 races on Dirt tracks.
Has placed in the last 3 races.
Has placed in 4 of the last 6 races.

Simple Handicapping Anyone Can Do
TRACKWIZ
Churchill Downs
Horses for Race: 8
Mundaye Call
89.7
Four Graces
83.2
Never Forget
17.3


FANTASY SPORTS COMPANY
Introducing Our Newest Product, BetFully...
BETFULLY
The Ultimate Universal Player Rewards Program
Receive up to 10% cash back on every bet you make
at online casinos or sport books
Win OR Lose!
Copyright© 2021 by Fantasy Sports Co. All Rights Reserved.

FANTASY SPORTS COMPANY

BetFully is simple, automatic, and follows you.

Play at different online sportsbooks or casinos and always earn up to **10% back** on your gaming activity.



01 You download and register the BetFully app

TVG FANDUEL SPORTSBOOK DRAFT KINGS

02 You get a $20 bonus to use at your favorite online sportsbook or casino.

Projected operator partners shown here





03 Earn up to 10% back on all bets placed – win or lose

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

FANTASY SPORTS COMPANY

We Believe BetFully is the Future of Online Gambling Rewards

It's a Universal Rewards system for Sports Betting & Online Casinos



BETFULLY

Modeled after these Leaders in eCommerce & Online Shopping Rewards









EBATES · honey · ibotta · RetailMeNot inc.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

FANTASY SPORTS COMPANY

BetFully Gives You Non-Stop Rewards, Gifts, and Incentives

Proven Benefits that Consumers Love

 Cash Back Program

 Discounts and Deals

 Bonuses and Gifts

 Retention Incentives

Online Shopper Benefits, now for Online Wagering

   

 BETFULLY

Our Go to Market Combines Exclusivity and Avid Fans to Ensure a Great Product Launch

We will invite our **500K user database** from our products to gain initial traction with minimal marketing spend.



Home
Cashback
Offers
Free Money
Get a $200 Risk Free Bet
Top Cash Back Offers
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DraftKings
Active
Start Betting
FanDuel 8% cashback
Was 2%
BetMGM 7% cashback
Was 3%
WYNN 5% cashback
Was 2%
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Barona Casino (Local) $25 Instant
Visit Barona, withdraw $100 from ATM w/ linked card.
Buffalo Wild Wings (Local) $5 Instant
BWW, buy anything w/linked card, get $5 instantly!
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Founding BetFully Members

- Use our 500K+ existing customer database
- Our first 1,000 customers will be zero CAC[1]
- Founding Member account status
- Bonus rewards and incentives

Exclusive Invite Referrals

- Only BetFully users can send invitations
- Recipient receives a $20 sign-up bonus
- Sender receives a $20 referral bonus
- Additional surprise bonus rewards

[1] This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Fantasy Sports Co. Success To Date

Product Line	Growth Rate	Revenue Summary	Key Strengths
LineStar	LineStar Revenue Growth  '17 '18 '19 '20 '21 '22	• $725K Revenue in 2020 • Monthly subscription revenue • Launched summer 2016 • Forecasting 200% growth in '21	• 3 Issued Software Utility Patents • Focus on Daily Fantasy Sports • More features, more affordable, more stats than our competitors • Includes eSports • Covers the WNBA
TrackWiz  TRACKWIZ HORSE RACING	TrackWiz Revenue Growth  '18 '19 '20 '21 '22	• $25K Revenue in 2020 • Monthly subscription revenue • Day Pass revenue • Launched summer 2018 • Forecasting 50% YoY growth	• Covers all major tracks nationwide • Expert picks and advice • Realtime status and updates • Live odds and odds changes • Race Alerts and notifications

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



Our Platform gives you the total package of Analytics, Predictions, and Rewards

	Fantasy Sports Company	RotoGrinders	BetQL	The Action Network	Barstool Sports
					
Sports Analytics Data	**Yes**	Yes	Yes	Yes	Yes
Sports Community	**Yes**	Yes	Yes	Yes	Yes
Initial Cash Rewards	**Yes**	Yes	Yes	Yes	Yes
Rebate on Bets	**Yes**	No	No	No	No
Betting Activity Data	**Yes**	No	No	No	No
Company Status	**Private**	Acquired by Better Collective 2019	Acquired by Entercom 2020	Private	Acquired by Penn Gaming 2020



Fantasy Sports Co. has Independent and Diverse Revenue Streams with High Growth Potential

Product Revenue

LineStar and TrackWiz



- Generated ~$750K Revenue in 2020 for sports analytics
- Aim to more than double revenue in next 18 months*
- Current Sub fees @ $19.99 / mo
- Potential future Sub fee increase

Projected Affiliate Revenue

BetFully



- $1.5M MRR* in 18 months post launch
- $200 to $500 per user Affiliate Fee (AF)
- $1,000+ AF from users w/ multiple accounts
- BetFully will be a monthly subscription
- *All revenues are projected estimates

Projected Analytics Revenue

LineStar, TrackWiz, and BetFully

- Sponsored deals and offer fees
- Special promotion fees
- Data licensing
- Referral to 3rd party products & services
- *All revenues are projected estimates

FANTASY SPORTS COMPANY

Our Revenue Forecast is to reach $1.5M MRR in 18 months

Path to $1.5M MRR in 18 months

- Presently generating $75K+/mo revenue
- Projected subscription revenue growth 30%+ YoY
- Affiliate revenue launch with a modest projected 5% conversion rate
- Projected $1.5M/mo Revenue in 18 months
- Projected $2.3M/mo Revenue in 24 months
- Projected operational costs to track Revenue Growth

Revenue and Gross Profit



6.0
5.0
4.0
3.0
2.0
1.0
0
Revenues ($ millions)
Revenue
Gross Profit
1
6
12
18
24
30
36
Time (months)

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Leadership from Real Sports Fans with a Diverse History of Experience and Awards

FANTASY SPORTS COMPANY



Erik Groset
Co-Founder & CEO
Marketing & Growth Generation Expert



Peter Groset
Co-Founder & CTO
Architect & Full Stack Engineer

ZIPBUDS TVG intel SAMSUNG ecoATM

Active Industry Experts on our Advisory Board



Howard Lindzon
Social Leverage



Phil Dixon
COO 2K Games



Dr. David Chao
@ProFootballDoc



Rick Hernandez
RPH Capital



Jason Pang
Entrepreneur

sociallleverage Stocktwits TVG 2K GAMES Pro Football DOC SPARK HEALTH DIVX accenture









Engaged Social Media Brand Advocates and Influencers













Fantasy Sports Co. Company Overview

Corporate Summary

- $750k Revenue in 2020
- 500K user database
- Based in San Diego, CA
- Patents Issued & Pending for: Sports Gaming & Data



Product Portfolio

- LineStar: Live DFS sports Analytics
- TrackWiz: Live Horse Racing Analytics
- BetFully: Coming Soon





Use of Funds

- Launch BetFully affiliate business
- Expand existing business lines
- Achieve $1.5M MRR 18 mo. Post Launch
- Expand Data Analytics business

Legalized Gambling Only Happens Once.

Let's Win Together!



Thank You.

EXHIBIT E
Video Transcript

Fantasy Sports Company

"Fantasy Sports Co. x SeedInvest 2021"

[Fantasy Sports Company: Sports Gambling Tech]

[Erik Groset in Office]

"Hello, SeedInvest. I'm Erik Groset, CEO and co-founder of Fantasy Sports Co."

"At Fantasy Sports Co., we help people play and succeed at Daily Fantasy Sports (DFS), Legalized Sports Gambling, and Horse Racing."

[Stock Footage, Voiceover]

"We develop the apps that help people win more often, through advanced analytics and important data, for them to find the best possible players to pick and the best teams to pick, to succeed."

[Erik Groset in Office]

"Our app, LineStar, has been downloaded over 750,000 times and with over 6,500 positive reviews, customers love our products. LineStar saves our customers hours of research time in optimizing their fantasy plays for tonight."

[Product Screenshots, Voiceover]

"TrackWiz, our horse racing app, is the most user friendly app for horse racing fans. It uses emojis and a simple 1 to 100 rating on each horse, so you can understand which horse you should pick and the reasons why."

[Erik Groset in Office]

"And now, we're working on BetFully. BetFully is a universal points reward program for sports gambling and online casino customers that rewards them whether they win or lose, no matter where they play. It's a rewards program that follows you around, and rewards you not only for playing, but playing more often."

[Product Screenshots, Voiceover]

"This is a win-win-win. It's a win for customers, who get a much more rewarding gaming experience, whether they win or lose, with multiple operators. It's a win for the operator in that they get a great new customer and more marketing vision on that customer. And it's a win for us, that gets a great financial reward for obtaining and keeping that customer engaged with the operator, throughout."

[Erik Groset in Office]

"SeedInvest, we would love to have you onboard with Fantasy Sports Company, as an investor. We've already got some great recurring revenue going. And together, with you, we can make something special happen."

"Look, Legalized Sports Gambling only happens once! This is your chance to get in on it!"

[Fantasy Sports Company | Sports Gambling Tech: Daily Fantasy Sports, Legalized Sports Gambling and Horse Racing Betting]